Exhibit 99.1

QIWI Announces Fourth Quarter and Full Year 2021 Financial Results

FY 2021 Revenue from continued operations increased 1.3% YoY to RUB 41,135 million (declined 14.8% YoY in 4Q 2021)

FY 2021 Total Net Revenue from continued operations decreased 5.1% YoY to RUB 23,113 million (declined 12.1% YoY in 4Q 2021)

FY 2021 Net Profit increased 96.2% YoY to RUB 17,536 million (or RUB 278.59 per diluted share)

FY 2021 Adjusted Net Profit decreased 6.9% YoY to RUB 9,594 million

(or RUB 153.62 per diluted share)

NICOSIA, CYPRUS – April 29, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced its fourth quarter and full year 2021 financial results ended December 31, 2021.

4Q and FY 2021 key operating and financial highlights1

		4Q 2020 RUB million	4Q 2021 RUB million	YoY%	FY 2020 RUB million	FY 2021 RUB million	YoY%	4Q 2021 USD million(1)	FY 2021 USD million(1)
	Revenue	10,959	9,342	(14.8)%	40,622	41,135	1.3%	125.7	553.7
	Total Net Revenue	6,242	5,484	(12.1)%	25,978	23,113	(11.0)%	73.8	311.1
Consolidated Group results	LFL Total Net Revenue(2)	5,615	5,484	(2.3)%	23,738	23,113	(2.6)%	73.8	311.1
	Adjusted EBITDA	3,614	2,663	(26.3)%	13,837	13,167	(4.8)%	35.8	177.2
	Adjusted EBITDA margin	57.9%	48.6%	(9.3)%	53.3%	57.0%	3.7%	48.6%	57.0%
	Net Profit	2,459	4,113	67.3%	8,938	17,536	96.2%	55.4	236.0
	Adjusted Net profit	2,519	2,124	(15.7)%	10,304	9,594	(6.9)%	28.6	129.1
	Adjusted Net profit margin	40.4%	38.7%	(1.6)%	39.7%	41.5%	1.8%	38.7%	41.5%
	PS Net Revenue	5,811	4,805	(17.3)%	22,637	21,100	(6.8)%	64.7	284.0
	PS Payment Net Revenue	5,042	3,650	(27.6)%	19,549	17,507	(10.4)%	49.1	235.6
	PS Payment Volume, billion	464	403	(13.1)%	1,617	1,735	7.3%	5.4	23.4
Payment Services (PS)	PS Payment Net Revenue Yield	1.09%	0.91%	(0.2)%	1.21%	1.01%	(0.2)%	0.91%	1.01%
	PS Other Net Revenue	769	1,155	50.3%	3,089	3,593	16.3%	15.6	48.4
	Adjusted Net profit	2,681	2,218	(17.3)%	12,608	10,971	(13.0)%	29.9	147.7
	Adjusted Net profit margin	46.1%	46.2%	0.0%	55.7%	52.0%	(3.7)%	46.2%	52.0%

(1)	Throughout this release dollar translation is calculated using a ruble to U.S. dollar exchange rate of RUB 74.2926 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2021.
(2)	Like-for-like Total Net Revenue excludes terminated Consumer Financial Services (SOVEST) and Rocketbank segments, and 4Q 2020 TSUPIS & related acquiring services in Russia.

Key events in 4Q 2021 and after the reported period

•	Alexey Mashchenkov was appointed as CFO of QIWI.

•	QIWI relaunched website for investors (https://investor.qiwi.com/).

•	QIWI acquired Taxiaggregator SaaS platform to further develop its value proposition in payment segment for self-employed.

•	Since October 2021 the newly-appointed ETSUP replaced TSUPIS of QIWI. The Company ensured a seamless transition of clients to the ETSUP. QIWI wallet remains a payment method for making bets and receiving winning payouts.

•	QIWI announced Extraordinary General Meeting of Shareholders to submit the buyback program on Moscow Exchange[2].

1 Total Net Revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted Net profit, adjusted Net profit margin, financial results on a like-for-like basis in this release are “non-IFRS financial measures”. Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as reconciliation at the end of this release.

2 https://investor.qiwi.com/news-and-events/press-releases/4080706/

•	QIWI Announced changes to the Board of Directors. Ms. Nadiya Cherkasova[3] and Ms. Elena Titova[4] have resigned from the Company’s Board of Directors, Ms. Alla Maslennikova has joined the Board of Directors of QIWI as a Non-Executive Director[5].

•	The S&P Global Ratings agency withdrew its credit rating on QIWI plc due to our exposure to Russia followed by the EU's decision to ban the provision of credit ratings to legal persons, entities, financial institutions, or bodies incorporated in Russia. Neither operating nor financial performance of QIWI is affected due to announced credit rating changes.

4Q and FY 2021 results

Net Revenue breakdown by segments

	4Q 2020	4Q 2021	YoY	FY 2020	FY 2021	YoY	4Q 2021	FY 2021
	RUB million	RUB million	%	RUB million	RUB million	%	USD million	USD million
Total Net Revenue	6,242	5,484	(12.1)%	25,978	23,113	(11.0)%	73.8	311.1
LFL Total Net Revenue	5,615	5,484	(2.3)%	23,738	23,113	(2.6)%	73.8	311.1
Payment Services (PS)	5,811	4,805	(17.3)%	22,637	21,100	(6.8)%	64.7	284.0
PS Payment Net Revenue	5,042	3,650	(27.6)%	19,549	17,507	(10.4)%	49.1	235.6
PS Other Net Revenue	769	1,155	50.3%	3,089	3,593	16.3%	15.6	48.4
Consumer Financial Services (CFS)	-	-	-	1,066	-	(100.0)%	-	-
Rocketbank	-	-	-	548	-	(100.0)%	-	-
Corporate and Other	431	679	57.4%	1,727	2,013	16.6%	9.1	27.1

4Q 2021

Total Net Revenue decreased by 12.1% YoY to RUB 5,484 million ($73.8 million). Like-for-like Total Net Revenue (adjusted for 4Q 2020 TSUPIS & related acquiring services in the amount of RUB 626 million) decreased by 2.3% YoY resulting from PS Net Revenue decline partially offset by further development of ROWI and Flocktory projects.

PS Net Revenue stood at RUB 4,805 million ($64.7 million) – 17.3% lower compared to last year driven by a combination of (i) terminated TSUPIS and related acquiring services (compared to RUB 626 million generated in 4Q 2020), (ii) decrease of higher-yielding cross-border payments volume, (iii) marketing campaign (effective during the 4Q 2021) with decreased commission level for CONTACT money remittance platform (iv) partially offset by PS Other Net Revenue growth resulting from increased interest income.

Full Year 2021

Total Net Revenue decreased by 11.0% YoY to RUB 23,113 million ($311.1 million), falling within guidance range (of -10% to -15% YoY) provided by the management. Like-for-like Total Net Revenue (adjusted for (i) the terminated operations of Sovest and Rocketbank, (ii) and 4Q 2020 TSUPIS & related acquiring services in the amount of RUB 626 million), decreased by 2.6% YoY resulting from PS Net Revenue decline partially offset by further development of ROWI and Flocktory projects.

PS Net Revenue was above guidance expectations and reached RUB 21,100 million ($284.0 million) or 6.8% lower YoY mainly driven by a decrease of higher-yielding cross-border payments partially offset by increased payment volumes, and growth of PS Other Net Revenue as a result of a higher interest income.

3 https://investor.qiwi.com/news-and-events/press-releases/4075928/

4 https://investor.qiwi.com/news-and-events/press-releases/4094743/

5 https://investor.qiwi.com/news-and-events/press-releases/4087127/

PS Payment segment breakdown by verticals6

	4Q 2020	4Q 2021	YoY	FY 2020	FY 2021	YoY	4Q 2021	FY 2021
	RUB	RUB	%	RUB	RUB	%	USD	USD
PS Payment Volume (billion)(1)	464.2	403.3	(13.1)%	1,616.8	1,735.4	7.3%	5.4	23.4
E-commerce	133.3	48.4	(63.7)%	476.6	360.8	(24.3)%	0.7	4.9
Financial services	70.1	82.2	17.2%	256.6	282.7	10.2%	1.1	3.8
Money remittances	207.3	227.1	9.6%	679.7	922.1	35.7%	3.1	12.4
Telecom	35.0	30.9	(11.9)%	153.9	120.2	(21.9)%	0.4	1.6
Other	18.5	14.7	(20.5)%	50.0	49.7	(0.7)%	0.2	0.7
PS Payment Net Revenue (million)(2)	5,042	3,650	(27.6)%	19,549	17,507	(10.4)%	49.1	235.6
E-commerce	2,555	1,431	(44.0)%	11,078	7,791	(29.7)%	19.3	104.9
Financial services	411	480	17.0%	1,342	942	(29.8)%	6.5	12.7
Money remittances	1,814	1,553	(14.4)%	6,087	8,106	33.2%	20.9	109.1
Telecom	136	118	(12.8)%	709	510	(28.0)%	1.6	6.9
Other	128	68	(47.0)%	333	157	(52.8)%	0.9	2.1
PS Payment Net Revenue Yield(3)	1.09%	0.91%	(0.18)%	1.21%	1.01%	(0.20)%	0.91%	1.01%
E-commerce	1.92%	2.95%	1.04%	2.32%	2.16%	(0.16)%	2.95%	2.16%
Financial services	0.59%	0.58%	(0.00)%	0.52%	0.33%	(0.19)%	0.58%	0.33%
Money remittances	0.87%	0.68%	(0.19)%	0.90%	0.88%	(0.02)%	0.68%	0.88%
Telecom	0.39%	0.38%	(0.00)%	0.46%	0.42%	(0.04)%	0.38%	0.42%
Other	0.69%	0.46%	(0.23)%	0.67%	0.32%	(0.35)%	0.46%	0.32%

(1)	PS Payment Volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations.

(2)	PS Payment Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(3)	PS Payment Net Revenue Yield is defined as PS Payment net revenue divided by Payment Services payment segment volume.

4Q 2021

PS Payment Net Revenue declined by 27.6% YoY and amounted to RUB 3,650 million ($49.1 million) primarily as a result of (i) terminated TSUPIS & related acquiring services and (ii) lower PS Payment Net Revenue Yield due to a decrease of higher-yielding cross-border payments and CONTACT money remittance marketing campaign. PS Payment Net Revenue adjusted for RUB 626 million of 4Q 2020 TSUPIS & related acquiring services, declined by 17.3% YoY.

PS Payment Volume was 13.1% lower YoY and amounted to RUB 403.3 billion primarily due to terminated TSUPIS & related acquiring services partially offset by growth of volumes in the Money Remittances and Financial Services market verticals.

•	Money Remittances payment volume went up by 9.6% YoY to RUB 227.1 billion driven by growth of B2B2C payments from QIWI wallet account holders and payouts on cards (up 95% YoY) resulting largely from the development of our product offering for self-employed and increase in peer-to-peer operations. Repayment of customers’ betting winnings decreased in 4Q 2021 due to termination of processing winning payouts on payment methods other than QIWI wallet. However, betting winning payouts on QIWI wallet increased by 30% YoY.

•	Payment volume in the Financial services vertical increased by 17.2% YoY to RUB 82.2 billion driven by increased bank and micro loans repayments.

•	E-commerce payment volume went down by 63.7% YoY to RUB 48.4 billion driven by terminated TSUPIS and related acquiring services and decrease in payment volumes to foreign merchants due to temporary restrictions imposed by the CBR[7] in December 2020 and expired in May 2021.

•	Telecom payment volume decreased by 11.9% YoY to RUB 30.9 billion on lower volumes coming through MNOs[8] and adverse impact of the downsizing kiosk network.

•	Other category comprising a broad range of merchants in utilities and other government payments as well as charity organizations to which we offer payment processing services decreased by 20.5% YoY to RUB 14.7 billion.

6 Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as reconciliation at the end of this release.

7 Disclosed in the Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2020.

8 Mobile network operators.

PS Payment Net Revenue Yield declined by 18bps YoY to 0.91% mainly driven by a combination of decreased Money Remittances Net Revenue Yield by 19bps to 0.68% and lower share of E-commerce vertical in total PS volume by 16.7ppts to 12.0% (due to reasons described above).

Decline in the Money Remittances Net Revenue Yield was driven by marketing campaign (effective during the 4Q 2021) with decreased commission level when using CONTACT money remittance platform and the long-lasting effect of restrictions imposed on higher-yielding cross-border payments (expired in May 2021).

Full Year 2021

PS Payment Net Revenue declined by 10.4% YoY and amounted to RUB 17,507 million ($235.6 million) primarily as a result of lower PS Payment Net Revenue Yield mainly due to decreased share of higher-yielding cross-border payments partially offset by a record high payment volume. PS Payment Net Revenue adjusted for RUB 626 million of 4Q 2020 TSUPIS & related acquiring services, declined by 7.5% YoY.

PS Payment Volume increased by 7.3% YoY and reached its record high level of RUB 1,735.4 billion primarily due to the volume growth in the Money Remittances and Financial Services market verticals.

•	Money Remittances payment volume went up by 35.7% YoY and reached RUB 922.1 billion driven by growth of B2B2C payments from QIWI wallet account holders and payouts on cards (up 98% YoY) resulting largely from the development of our product offering for self-employed and increase in peer-to-peer operations. Despite ceased processing of winning payouts on payment methods other than QIWI wallet since 4Q 2021, repayment of customers’ betting winnings increased by 42% YoY. Betting winning payouts specifically on QIWI wallet in 2021 increased by 81% YoY.

•	Payment volume in the Financial services vertical increased by 10.2% YoY to RUB 282.7 billion driven by increased bank and micro loans repayments.

•	E-commerce payment volume went down by 24.3% YoY to RUB 360.8 billion driven by terminated TSUPIS & related acquiring services starting from 4Q 2021 and decrease in payment volumes to foreign merchants due to temporary restrictions imposed by the CBR in December 2020 and expired in May 2021.

•	Telecom payment volume decreased by 21.9% YoY to RUB 120.2 billion on lower volumes coming through MNOs and adverse impact of the downsizing kiosk network.

•	Other category comprising a broad range of merchants in utilities and other government payments as well as charity organizations to which we offer payment processing services marginally decreased by 0.7% YoY to RUB 49.7 billion.

PS Payment Net Revenue Yield declined by 20bps YoY to 1.01% mainly driven by a combination of (1) decreased E-commerce Net Revenue Yield by 16bps to 2.16% and (2) lower share of E-commerce vertical in total PS volume by 8.7ppts to 20.8%, both resulting from the long-lasting effect of temporary restrictions imposed on higher-yielding cross-border payments.

Payment Services other operating data

	December 31, 2020	December 31, 2021	YoY %
Active kiosks and terminals (units)(1)	113,713	93,244	(18.0)%
Active QIWI wallet accounts (million)(2)	18.1	14.1	(22.3)%

(1)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.
(2)	Active QIWI wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

The number of active kiosks and terminals was 93,244, including CONTACT and Rapida physical points of service, a decrease of 18.0% compared to the previous year. The number of kiosks and terminals is generally decreasing as market evolves towards a higher share of digital payments. Nevertheless, our physical distribution network remains an important part of our omni-channel infrastructure allowing consumers to use physical currency for online payments and offering merchants access to a large pool of customers that use cash.

The number of active QIWI wallet accounts was 14.1 million as of the end of 2021, a decrease of 4.0 million YoY. The decrease primarily resulted from the introduction of limitations on the anonymous wallets and enhancement of certain KYC, identification and compliance procedures. The number of active QIWI wallets was also affected by the CBR restrictions imposed in December 2020 resulting in outflow of clients that customarily used our services specifically for payments to merchants that have become subject to the restrictions. We also note 1.3 million of QIWI wallet accounts previously created solely for the purposes of making bets via QIWI TSUPIS using other than QIWI wallet payment method. Most of such QIWI wallets have been inactive since October 2021 when QIWI stopped providing TSUPIS services.

We are focused on diversification of our product proposition and increase of payment volumes per QIWI wallet account. In 4Q 2021 payment volume per active QIWI wallet account9 was 62% higher YoY.

Corporate and Other (CO) Net Revenue breakdown

	4Q 2020	4Q 2021	YoY	FY 2020	FY 2021	YoY	4Q 2021	FY 2021
	RUB million	RUB million	%	RUB million	RUB million	%	USD million	USD million
CO Net Revenue	431	679	57.4%	1,727	2,013	16.6%	9.1	27.1
Tochka	132	133	1.0%	588	415	(29.5)%	1.8	5.6
ROWI	191	345	80.4%	679	1,015	49.5%	4.6	13.7
Flocktory	158	199	25.9%	499	611	22.4%	2.7	8.2
Corporate and Other projects	(50)	2	(103.6)%	(39)	(28)	(28.8)%	0.02	(0.4)

CO Net Revenue increased by 57.4% YoY to RUB 679 million ($9.1 million) in 4Q 2021 and by 16.6% YoY to RUB 2,013 million ($27.1 million) for the FY 2021 driven by ROWI, Flocktory, and Other projects Net Revenue growth:

•	In 4Q 2021, Tochka Net Revenue remained generally flat YoY and stood at RUB 133 million ($1.8 million). For the FY 2021 Tochka Net Revenue decreased by 29.5% YoY to RUB 415 million ($5.6 million) due to switch of some SME customers from QIWI to our partner during the first half of 2021. Together with Tochka we provide a bundle of services for taxi, courier delivery, transportation companies, self-employed individuals and other users.

•	ROWI Net Revenue increased by 80.4% YoY to RUB 345 million ($4.6 million) in 4Q 2021 and by 49.5% YoY to RUB 1,015 million ($13.7 million) for the FY 2021 due to further expansion of bank guarantees and factoring portfolios as well as development of new products:

➢	As of December 31, 2021, Bank Guarantees portfolio reached RUB 45.6 billion - an increase of 118% YoY. In 4Q 2021, average amount of an issued guarantee increased by 23% YoY to RUB 1.0 million.

➢	As of December 31, 2021, Factoring portfolio reached RUB 9.9 billion demonstrating growth of 73% YoY. In 4Q 2021, number of active clients increased by 45% YoY to 694.

9 Payment volume per active QIWI wallet account for the period is calculated as total amount of outgoing payments for the period including peer-to-peer transactions divided by number of active QIWI wallet accounts involved in transactions within the period.

➢	In 4Q 2021, the portfolio of the recently launched ROWI’s online loans for government contracts execution reached RUB 1.3 billion.

•	Flocktory Net Revenue increased by 25.9% YoY and reached RUB 199 million ($2.7 million) in 4Q 2021 and by 22.4% YoY to RUB 611 million ($8.2 million) for the FY 2021 driven by growing number of clients and traffic-providers using Flocktory’s platform and marketing services underpinned by growth of average check.

•	Corporate and Other projects Net Revenue include result of operations of different projects in the start-up stage and in 4Q 2021 it stood at RUB 2 million ($0.02 million). The result for the FY 2021 was RUB 28 million ($0.4 million) of loss.

Operating expenses and other non-operating income and expenses

	4Q 2020	4Q 2021	YoY	FY 2020	FY 2021	YoY	4Q 2021	FY 2021
	RUB million	RUB million	%	RUB million	RUB million	%	USD million	USD million
Operating expenses	(2,891)	(3,103)	7.3%	(13,655)	(11,108)	(18.7)%	(41.8)	(149.5)
% of Net Revenue	(46.3)%	(56.6)%	(10.3)%	(52.6)%	(48.1)%	4.5%
Selling, general and administrative expenses	(861)	(1,081)	25.6%	(3,495)	(3,228)	(7.6)%	(14.6)	(43.4)
% of Net Revenue	(13.8)%	(19.7)%	(5.9)%	(13.5)%	(14.0)%	(0.5)%
Personnel expenses	(1,686)	(1,664)	(1.3)%	(7,890)	(6,390)	(19.0)%	(22.4)	(86.0)
% of Net Revenue	(27.0)%	(30.3)%	(3.3)%	(30.4)%	(27.6)%	2.7%
Depreciation, amortization & impairment	(299)	(282)	(5.7)%	(1,400)	(1,154)	(17.6)%	(3.8)	(15.5)
% of Net Revenue	(4.8)%	(5.1)%	(0.4)%	(5.4)%	(5.0)%	0.4%
Credit loss (expense)	(45)	(76)	68.9%	(870)	(336)	(61.4)%	(1.0)	(4.5)
% of Net Revenue	(0.7)%	(1.4)%	(0.7)%	(3.3)%	(1.5)%	1.9%
Other non-operating income and expenses excluding gain on disposal of an associate	(26)	234	1000.0%	(467)	434	192.9%	3.1	5.8
% of Net Revenue	(0.4)%	4.3%	4.7%	(1.8)%	1.9%	3.7%
Share of gain of an associate and a joint venture	168	-	(100.0)%	663	306	(53.8)%	-	4.1
% of Net Revenue	2.7%	0.0%	(2.7)%	2.6%	1.3%	(1.2)%
Foreign exchange loss, net	(94)	10	110.6%	(224)	(29)	87.1%	0.1	(0.4)
% of Net Revenue	(1.5)%	0.2%	1.7%	(0.9)%	(0.1)%	0.7%
Interest income and expenses, net	(11)	117	1163.6%	(99)	92	192.9%	1.6	1.2
% of Net Revenue	(0.2)%	2.1%	2.3%	(0.4)%	0.4%	0.8%
Other income and expenses, net	(89)	107	220.2%	(807)	65	108.1%	1.4	0.9
% of Net Revenue	(1.4)%	2.0%	3.4%	(3.1)%	0.3%	3.4%
Gain on disposal of an associate	-	1,964		-	8,177		26.4	110.1
% of Net Revenue		35.8%			35.4%

4Q 2021

Operating expenses increased by 7.3% YoY to RUB 3,103 million ($41.8 million) – an increase by 10.3ppts to 56.6% as percent of Total Net Revenue mainly driven by Total Net Revenue decline due to terminated TSUPIS & related acquiring services.

Selling, general and administrative (SG&A) expenses increased by 25.6% to RUB 1,081 million ($14.6 million) and as percent of Total Net Revenue went up by 5.9ppts YoY to 19.7% primarily due to (i) higher expenses on information and advisory services, and (ii) increased costs for insurance of Directors and Officers.

Personnel expenses slightly decreased by 1.3% YoY to RUB 1,664 million ($22.4 million). As percent of Total Net Revenue personnel expenses increased by 3.3ppts to 30.3% due to negative operating leverage effect, hiring of new employees during 2021 and selective salary indexation partially offset by lower accruals for LTI10 motivation program.

Depreciation, amortization and impairment stood at RUB 282 million ($3.8 million) or 5.1% as percent of Total Net Revenue – 0.4ppt higher YoY due to negative operating leverage effect.

Credit loss increased by 0.7ppt YoY to 1.4% as percent of Total Net Revenue or RUB 76 million ($1.0 million) largely resulting from growth of ROWI business.

10 Long-term incentive program.

Other non-operating income (net) excluding gain on disposal of an associate was RUB 234 million ($3.1 million) compared to RUB 26 million of loss in 4Q 2020 driven by a combination of (i) no equity pick up from Tochka associate due to sale of our stake in the project, (ii) foreign exchange gain due to favorable currency rates, (iii) interest income (net) driven by adjustment for discounted contingent consideration from Tochka sale, and (iv) other income (net) due to favorable revaluation of existing share in Taxiaggregator business.

Gain on disposal of an associate in the 4Q 2021 in the amount of RUB 1,964 million ($26.4 million) was a result of better than expected performance of Tochka in 2021.

Full Year 2021

Operating expenses decreased by 18.7% YoY to RUB 11,108 million ($149.5 million) and improved by 4.5ppts to 48.1% as percent of Total Net Revenue mainly driven by divestiture of SOVEST and Rocketbank projects that offset the negative operating leverage effect resulting from Total Net Revenue decline on temporary restrictions imposed on cross-border payments and terminated TSUPIS & related acquiring services since 4Q 2021.

Selling, general and administrative expenses decreased by 7.6% to RUB 3,228 million ($43.4 million) and as percent of Total Net Revenue went up by 0.5ppt YoY to 14.0% primarily due to (i) negative operating leverage effect, (ii) higher advisory and audit services, including costs for insurance of Directors and Officers, (iii) partially offset by lower advertising, client acquisition and related expenses, as well as other expenses thanks to the wind-down of Rocketbank and divesture of SOVEST project.

Personnel expenses decreased by 19.0% YoY to RUB 6,390 million ($86.0 million). As percent of Total Net Revenue personnel expenses decreased by 2.7ppts to 27.6% due to termination of SOVEST and Rocketbank projects partially offset by negative operating leverage effect, hiring of new employees during 2021 and selective salary indexation.

Depreciation, amortization and impairment stood at RUB 1,154 million ($15.5 million) or 5.0% as percent of Total Net Revenue – 0.4ppt lower YoY driven by divestiture of SOVEST and Rocketbank projects partially offset by negative operating leverage effect.

Credit loss decreased by 1.9ppts YoY to 1.5% as percent of Total Net Revenue or RUB 336 million ($4.5 million) due to divestiture of SOVEST partially offset by growth of ROWI business.

Other non-operating income (net) excluding gain on disposal of an associate was RUB 434 million ($5.8 million) compared to RUB 467 million of loss in 2020 driven by (i) less equity pick up from Tochka associate due to sale of our stake in the project in 3Q 2021, (ii) less foreign exchange loss due to favorable currency rates, (iii) interest income (net) mainly due to ceased leasing expenses of Rocketbank and adjustment for discounted contingent consideration from Tochka sale in 4Q 2021, and (iv) other income (net) driven by divestiture of SOVEST project, and favorable revaluation of existing share in Taxiaggregator business in 2021.

Gain on disposal of Tochka associate reached RUB 8.2 billion ($110.1 million) including (i) base deal amount of RUB 4.95 billion, (ii) accrued discounted performance adjustment gain contingent on Tochka’s earnings for the year 2021 in the amount of RUB 4.65 billion, (iii) dividends received in 3Q in the amount of RUB 0.5 billion, and (iv) less carrying amount of disposed investment in the amount of RUB 1.95 billion. As a result, the deal delivered a 5.1x return on QIWI’s total investment, representing an IRR of 59%. We note that there is a degree of uncertainty regarding the receipt of the contingent portion of the consideration as the buyer decided to approach the Government Commission for approval of such payment. A negative decision of the Commission may postpone or even block the payment and therefore could result in a loss in the amount of up to RUB 4.85 billion.

Income tax expense

4Q 2021

Income tax expense decreased by 46.2% YoY to RUB 466 million ($6.3 million) driven by (i) lower profit before tax excluding non-taxable gain on disposal of Tochka by 21.4% YoY, and (ii) lower deferred income tax liabilities. Effective tax rate was 15.9ppts lower YoY and stood at 10.2% as a result of recognition of non-taxable gain on disposal of Tochka.

Full Year 2021

Income tax expense increased by 5.6% YoY to RUB 3,080 million ($41.5 million) mainly due to divesture of loss-making SOVEST and Rocketbank projects. Effective tax rate was 9.7ppts lower YoY and stood at 14.9% as a result of recognition of non-taxable gain on disposal of Tochka.

Profitability results

	4Q 2020	4Q 2021	YoY	FY 2020	FY 2021	YoY	4Q 2021	FY 2021
	RUB million	RUB million	%	RUB million	RUB million	%	USD million	USD million
Adjusted EBITDA	3,614	2,663	(26.3)%	13,837	13,167	(4.8)%	35.8	177.2
Adjusted EBITDA margin, %	57.9%	48.6%	(9.3)%	53.3%	57.0%	3.7%	48.6%	57.0%
Adjusted Net Profit	2,519	2,124	(15.7)%	10,304	9,594	(6.9)%	28.6	129.1
Adjusted Net Profit margin, %	40.4%	38.7%	(1.6)%	39.7%	41.5%	1.8%	38.7%	41.5%
Payment Services	2,681	2,218	(17.3)%	12,608	10,971	(13.0)%	29.9	147.7
PS Net Profit margin, %	46.1%	46.2%	0.02%	55.7%	52.0%	(3.7)%	46.2%	52.0%
Consumer Financial Services	-	-		(793)	-	(100.0)%	-	-
Rocketbank	-	-		(781)	-	(100.0)%	-	-
Corporate and Other (CO)	(162)	(94)	41.7%	(730)	(1,377)	(88.7)%	(1.3)	(18.5)
Tochka	195	1	(99.4)%	785	329	(58.1)%	0.0	4.4
ROWI	43	31	(26.5)%	206	188	(9.1)%	0.4	2.5
Flocktory	11	61	461.0%	68	(48)	(171.2)%	0.8	(0.6)
Corporate and Other projects	(410)	(188)	54.3%	(1,788)	(1,845)	(3.2)%	(2.5)	(24.8)

4Q 2021

Adjusted EBITDA decreased by 26.3% YoY to RUB 2,663 million ($35.8 million) mainly due to negative operating leverage effect, including the direct adverse impact on profitability from terminated TSUPIS and related acquiring services. Our TSUPIS services did not have embedded direct costs except for the related income tax expenses. As a result, the loss of Net Revenue from TSUPIS and related acquiring services had a direct impact on our profitability. Adjusted EBITDA margin declined by 9.3ppts to 48.6%.

Adjusted Net Profit decreased by 15.7% YoY to RUB 2,124 million ($28.6 million). Adjusted Net Profit margin declined by 1.6ppts and stood at 38.7% driven by (i) Adjusted EBITDA dynamics described above, (ii) favorable change in other non-operating income lines described earlier, and (iii) lower income tax expense.

Payment Services Net Profit decreased by 17.3% YoY to RUB 2,218 million ($29.9 million) as a result of PS Net Revenue decline by 17.3% YoY driven by factors described earlier. PS Net Profit margin improved by 2bps to 46.2% as negative operating leverage effect was offset by (i) lower accruals for LTI motivation program, (ii) favorable forex exchange impact, (iii) lower income tax expense, and other immaterial miscellaneous factors.

CO Net Loss decreased to RUB 94 million ($1.3 million) driven primarily by the following factors:

•	Corporate and Other projects Net Loss decreased by 54.3% YoY to RUB 188 million primarily due to (i) adjustment for discounted contingent consideration from Tochka sale, (ii) favorable revaluation of existing share in Taxiaggregator business, and (iii) positive forex exchange impact partially offset by (iv) higher expenses on information and advisory services, and (v) increased costs for insurance of Directors and Officers.

•	Net Profit from Tochka decreased to RUB 1 million followed by sale of QIWI stake in the project.

•	ROWI Net Profit decreased by 26.5% YoY to RUB 31 million as a result of additional personnel expenses to support portfolio growth.

•	Floctory Net Profit stood at RUB 61 million primarily driven Net Revenue growth, positive forex exchange impact and lower income tax expense partially offset by increased personnel expenses mainly due to selective review of salaries and new hires.

Full Year 2021

Adjusted EBITDA decreased by 4.8% YoY to RUB 13,167 million ($177.2 million) mainly due to negative operating leverage effect, including the direct adverse impact on profitability from terminated TSUPIS and related acquiring services, and increase of certain selling, general and administrative expenses partially offset by optimization measures resulting from divesture of SOVEST and Rocketbank projects. As a result, Adjusted EBITDA margin improved by 3.7ppts to 57.0%.

Adjusted Net Profit came above guidance expectations and decreased by 6.9% YoY to RUB 9,594 million ($129.1 million) driven by the factors described above and less equity pick up contribution from Tochka due to disposal of our stake in the project in 3Q 2021.

Payment Services Net Profit decreased by 13.0% YoY to RUB 10,971 million ($147.7 million) as a result of PS Net Revenue decline by 6.8% YoY and contraction of PS Net Profit margin by 3.7ppts to 52.0%. PS Net Profit margin decline was mainly driven by negative operating leverage effect, hiring of new employees during 2021 and selective salary indexation partially offset by favorable forex exchange impact, and lower income tax expense.

CO Net Loss increased by 88.7% to RUB 1,377 million ($18.5 million) driven primarily by the following factors:

•	Corporate and Other projects Net Loss increased by 3.2% YoY to RUB 1,845 million primarily due to (i) higher expenses on information and advisory services, (ii) increased costs for insurance of Directors and Officers, and (iii) higher income tax expense partially offset by (iv) adjustment for discounted future cash flows from Tochka sale, and (v) favorable revaluation of existing share in Taxiaggregator business.

•	Net Profit from Tochka decreased to RUB 329 million followed by sale of QIWI stake in the project in 3Q 2021.

•	ROWI Net Profit decreased by 9.1% YoY to RUB 188 million as a result of additional personnel to support portfolio growth.

•	Floctory Net Loss stood at RUB 48 million primarily driven by (i) increased personnel expenses mainly due to adjustment related to the SAR[11] program for employees, and (ii) adverse forex exchange impact partially offset by (iii) net revenue growth.

11 Stock Appreciation Rights motivation program

Consolidated cash flow statement

	FY 2020	FY 2021	YoY	FY 2021
	RUB million	RUB million	%	USD million
Net cash generated from operating activities before changes in working capital	11,777	10,520	(10.7)%	141.6
Change in working capital	(6,137)	(14,908)	142.9%	(200.7)
Net interest and income tax paid	462	(122)	(126.4)%	(1.6)
Net cash flow used in operating activities	6,102	(4,510)	(173.9)%	(60.7)
Net cash used from investing activities	(1,479)	(2,236)	51.2%	(30.1)
Net cash used in from financing activities	(287)	(7,417)	2484.3%	(99.8)
Effect of exchange rate changes on cash and cash equivalents	945	(186)	(119.7)%	(2.5)
Net decrease in cash and cash equivalents	5,281	(14,349)	(371.7)%	(193.1)
Cash and cash equivalents at the beginning of the period	42,101	47,382	12.5%	637.8
Cash and cash equivalents at the end of the period	47,382	33,033	(30.3)%	444.6

Net cash generated from operating activities before changes in working capital for FY 2021 decreased by 10.7% YoY to RUB 10,520 million ($141.6 million) mainly driven by adjusted EBITDA decline by 4.8% YoY. Net cash flow used in operating activities for FY 2021 stood at RUB 4,510 million ($60.7 million) driven by significant changes in working capital and increased income tax paid. Change in working capital for FY 2021 resulted in cash outflow of RUB 14,908 million primarily due to (i) lower accounts payable and accruals of RUB 6,228 million resulted from long-lasting effect of expired restriction on payments to foreign merchants and decrease of deposits received from agents due to cessation of TSUPIS project; (ii) decrease in customer accounts and amounts due to banks in the amount of RUB 4,670 million driven predominantly by the wind-down of Rocketbank; and (iii) increase in loans issued from banking operations of RUB 5,720 million mainly related to ROWI business development, partially offset by (iv) increase in other liabilities by RUB 1,491 million mainly due to growth of guaranties portfolio and deferred depositary income for ADRs. Net interest received and income tax paid increased by RUB 584 million mainly resulting from divesture of loss making SOVEST and Rocketbank projects, as well as increased interest rates during 2021.

Net cash flow used in investing activities for FY 2021 increased by 51.2% YoY and stood at RUB 2,236 million ($30.1 million). The net cash outflow was primarily driven by purchase of debt securities in the amount of RUB 10.6 billion partially offset by proceeds from sale and redemption of debt securities of RUB 3.7 billion, and initial proceeds from sale of Tochka of RUB 4.95 billion.

Net cash flow used in financing activities for FY 2021 increased to RUB 7,417 million ($99.8 million). The net cash outflow was primarily driven by (i) RUB 1.9 billion of debt repaid during 2021, and (ii) RUB 5.2 billion of dividends paid during FY 2021.

In 2021, the adverse effect of exchange rate changes on cash and cash equivalents was RUB 186 million ($2.5 million) compared to positive impact of RUB 945 million a year ago.

As a result of factors described above cash and cash equivalents as of December 31, 2021 were RUB 33,033 million ($444.6 million) – a decrease of 30.3% compared to December 31, 2020.

Update on impact of the latest geopolitical developments

As of the date of this press release, sanctions imposed on Russia have had no immediate material impact on QIWI. Neither QIWI nor any of its subsidiaries is specifically targeted by these sanctions. All our operations are available in full and remain uninterrupted.

While current sanctions do not target QIWI directly, the magnitude of these sanctions is unprecedented in the modern Russian history and they should be expected to have a significant impact on the Russian economy. The introduction of further sanctions by the U.S., the EU, the United Kingdom and other countries remains highly likely, as well as possible introduction of response measures by the Russian government, and it remains unclear what effect they may have. We cannot predict the full impact of these matters on our business and results of operations, due to the fact that the related developments are highly unpredictable and occur swiftly, often with little notice. As a result, we cannot guarantee that the economic developments in Russia or in the economies of other countries where we operate will not adversely affect our operations and financial results in the future.

The following are some of our current observations regarding such impacts.

The economic sanctions against certain Russian banks have resulted in an increase in the number of consumers that rely on alternative payment and financial services providers similar to our business which is favorable for our B2C streams of operations. We plan to launch additional products and services to support this trend and improve customer loyalty. Despite the limitations on cross-border transactions, payments and fund transfers as further described below, we do not expect any meaningful impact from such limitations, as 87% of our operations are denominated in Rubles (which are not affected by sanctions in any way). Moreover, certain payment services providers have ceased their operations in Russia, resulting in a decrease in competition in the Russian market.

With respect to our B2B offering we have seen a few negative implications due to sanctions regime, namely (i) digital commerce, due to limitations on cross-border transactions, (ii) CONTACT money remittances business, due to limitations introduced on international money transfers, and (iii) the Flocktory business, due to the exit of certain Western businesses and overall reduction of marketing spending. These changes have not had a material impact on our overall business.

On March 2, 2022, certain Russian financial institutions were banned from the SWIFT payment system by the European Union. Under these circumstances, we rely on our wide network of partners and banks that play a vital role in our operations to adopt alternative payment systems and navigate in a new reality. However, in the event that Russia is disconnected from the SWIFT payment system completely, cross-border trade with Russia would be disrupted, and as a result, would be complicated for us to service any cross-border transactions, which still constitute an insignificant part of our revenues.

Russian authorities have introduced capital-control measures that prevent currency outflows. Such measures affect our ability to transfer funds from our Russian subsidiaries to our Cypriot parent company, QIWI plc. We note that most of our assets are located in Russia, most of our contractual obligations are performed in Russia and QIWI plc has enough reserves on its accounts to fulfil its commitments. However, we are taking such capital-control measures into account when considering distribution of dividends and other cash expenditures.

Certain businesses from the United States, the European Union and other countries, wound down or substantially scaled back, or announced plans to wind down or scale back, their operations in Russia or with Russian counterparts, and other businesses are exhibiting an overall trend of avoiding any associations with Russia or Russian persons. In light of this, we risk having limited access to and supply of technologies. We believe our current technological solutions will allow us to continue operations; however, a prolonged suspension of access or supply of hardware, software or other technologies may adversely affect our operations materially over time. A switch to locally produced software and hardware may also negatively affect the performance and safety features of our systems, and consequently, the quality of our services may be affected.

On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering Qiwi Bank unable to issue Visa and Mastercard cards and conduct any cross-border payments with the use of such cards, which is expected to have a negative, albeit limited, effect on our payment volumes due the shutdown of cross-border transactions. All operations within Russia in Rubles via such cards are available in full and served by the National Payment Card System (NSPK) with lower acquiring costs for payment service providers, such as ourselves. As an alternative we are able to issue virtual MIR cards and expect to issue MIR plastic cards in the future. Consequently, with the majority of our operations conducted in Rubles and the availability of QIWI Wallet services as a payment method, we do not believe that the impact on our operations and financial results will be significant in this regard. Combined share of Visa and MasterCard operations affected by the suspension of their services for the full year 2021 constituted 1.3% of Payment Services payment volume.

In February 2022, the CBR substantially increased its key interest rate to 20% per annum. We have not seen any significant adverse effect on our operations and financial results, given our low level of debt and limited currency exposure. On the contrary, our interest income generated from our cash and cash equivalents has increased.

On February 28, 2022, trading on the Moscow Exchange in all equity securities was suspended (including the Company’s ordinary shares represented by ADSs), which suspension was later extended until the limited resumption of stock trading on the Moscow Exchange on March 24, 2022, and the full resumption of stock trading on the Moscow Exchange on March 28, 2022. Also, on February 28, 2022, the Nasdaq Global Select Market halted trading in the Company’s ordinary shares represented by ADSs and stocks of certain other Russian companies. The halt on the Nasdaq Global Select Market for QIWI, as well as for certain other Russian companies persists at the day of this press release.

We encourage investors to review QIWI’s Annual Report on Form 20-F in the Caption “Risk Factors” for more details and in other reports QIWI files with the U.S. Securities and Exchange Commission.

We would like to emphasize our strong financial position with negative net debt12 as of December 31, 2021. We also note limited exposure to currency risks, as majority of our operations and cash balances are denominated in local currency.

Guidance FY 2022

In light of the current situation, we have decided to postpone the announcement of FY 2022 guidance.

We will closely monitor all developments and update on guidance expectations in the course of the year when more information will be available.

We also highlight that due to changes in the betting industry in 2021 and sale of our stake in the Tochka project, FY 2022 results will not include (i) revenues and income from TSUPIS and related acquiring services, and (ii) contribution to Net Profit from the Tochka project previously accounted via the equity pick-up method:

•	QIWI’s TSUPIS and related acquiring services provided in Russia were ceased since the beginning of 4Q 2021 followed by the assignment of Unified Interactive Bets Accounting Center (ETSUP) role to another market participant[13]. Total Net Revenue generated by TSUPIS and related acquiring services during 9M 2021 constituted RUB 3,246 million. We consider Net Revenue lost with this business stream in Russia had a direct impact on our profitability. Estimated Net Profit from these operations during 9M 2021was RUB 2,590 million.
•	Equity pick-up from Tochka project accounted in the Net Profit in 2021 was RUB 306 million.

Dividends

Although to date we have had no material direct impact on our day-to-day operations and our financial position remains strong, the Board has decided not to distribute interim dividend payment for 4Q 2021. The full impact of sanctions on the Russian economy and other markets where we operate remains unclear and requires cautiousness for the benefit of all shareholders and the Company.

The Board will continue to keep the payment of future dividends under review and will update shareholders through further announcements as appropriate.

Earnings Conference Call and Audio Webcast

In light of the current level of uncertainty and market volatility, the conference call and webcast to discuss the results and outlook is postponed. We will host a group call in the second half of May together with our 1Q 2022 results. In the meantime, all our stakeholders are welcome to send any questions related to our business using the contact details available on our investor’s website. We remain available for individual incoming call requests.

12 Net debt is calculated by deducting cash and cash equivalents from short-term and long-term finance liabilities.

13 For more details please refer to the respective press release disclosed at Company’s investor website:https://investor.qiwi.com/news-and-events/press-releases/3975635/

About QIWI plc.

For over 20 years we stood at the fore point of fintech innovations to facilitate and secure digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, and several other startups.

QIWI has an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Millions of consumers and partners may receive and transmit cash and electronic payments through our network.. The Company’s money remittance payment platform connects businesses and people via thousands of service points across the globe. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091
ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our ROWI and Flocktory businesses, the impact of the restrictions imposed on us by the CBR on December 7, 2020, in particular with respect to payments to foreign merchants, the impact of changes in the betting industry in the Russian Federation and its regulation, the impact of recent sanctions targeting Russia, the impact of such sanctions on our results of operations, potential further changes in the regulatory regime, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31,	As of December 31,	As of December 31,
	2020	2021 (unaudited)	2021 (unaudited)
	RUB	RUB	USD
Assets
Non-current assets
Property and equipment	1,893	1,417	19.1
Goodwill and other intangible assets	10,813	10,501	141.3
Investments in associates	1,635	-	-
Long-term debt securities	3,495	1,111	15.0
Long-term loans	214	267	3.6
Other non-current assets	112	812	10.9
Deferred tax assets	209	237	3.2
Total non-current assets	18,371	14,345	193.1
Current assets
Trade and other receivables	7,445	11,576	155.8
Short-term loans	5,799	11,270	151.7
Short-term debt securities	2,888	11,976	161.2
Prepaid income tax	197	463	6.2
Other current assets	1,202	1,262	17.0
Cash and cash equivalents	47,382	33,033	444.6
Assets held for sale	31	-	-
Total current assets	64,944	69,580	936.6
Total assets	83,315	83,925	1,129.7
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.01
Additional paid-in capital	1,876	1,876	25.3
Share premium	12,068	12,068	162.4
Other reserve	2,575	2,376	32.0
Retained earnings	14,602	26,822	361.0
Translation reserve	554	542	7.3
Total equity attributable to equity holders of the parent	31,676	43,685	588.0
Non-controlling interests	96	155	2.1
Total equity	31,772	43,840	590.1
Non-current liabilities
Long term debt	4,923	4,648	62.6
Long-term deferred income	-	717	9.7
Long-term lease liabilities	762	334	4.5
Other non-current liabilities	80	80	1.1
Deferred tax liabilities	1,161	1,376	18.5
Total non-current liabilities	6,926	7,155	96.3
Current liabilities
Trade and other payables	29,528	23,365	314.5
Customer accounts and amounts due to banks	12,301	7,635	102.8
Short-term debt	1,640	86	1.2
Short-term lease liability	354	308	4.1
VAT and other taxes payable	147	178	2.4
Other current liabilities	647	1,358	18.3
Total current liabilities	44,617	32,930	443.2
Total equity and liabilities	83,315	83,925	1,129.7

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	December 31, 2020	December 31, 2021	December 31, 2021
	RUB	RUB	USD
Continuing operations
Revenue:	10,959	9,342	125.7
Payment processing fees	9,247	6,953	93.6
Interest revenue calculated using the effective interest rate	703	1,148	15.5
Fees from inactive accounts and unclaimed payments	455	476	6.4
Other revenue	554	765	10.3

Operating costs and expenses:	(7,608)	(6,961)	(93.7)
Cost of revenue (exclusive of items shown separately below)	(4,717)	(3,858)	(51.9)
Selling, general and administrative expenses	(861)	(1,081)	(14.6)
Personnel expenses	(1,686)	(1,664)	(22.4)
Depreciation and amortization	(299)	(282)	(3.8)
Credit loss expense	(45)	(76)	(1.0)
Profit from operations	3,351	2,381	32.0

Gain on disposal of an associate	-	1,964	26.4
Share of gain of an associate and a joint venture	168	-	-
Foreign exchange gain/(loss), net (1)	(94)	10	0.1
Interest income and expenses, net	(11)	117	1.6
Other income and expenses, net	(89)	107	1.4
Profit before tax from continuing operations	3,325	4,579	61.6
Income tax expense	(866)	(466)	(6.3)
Net profit	2,459	4,113	55.4
Attributable to:
Equity holders of the parent	2,425	4,051	54.5
Non-controlling interests	34	62	0.8

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(40)	2	0.0
Net loss recycled to profit or loss upon disposal	45	-	-
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	-	(183)	(2.5)
Total other comprehensive income/(loss), net of tax	5	(181)	(2.4)
Total comprehensive income, net of tax	2,464	3,932	52.9
Attributable to:
Equity holders of the parent	2,434	3,870	52.1
Non-controlling interests	30	62	0.8

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	38.86	64.87	0.87
Diluted, profit attributable to ordinary equity holders of the parent	38.82	64.87	0.87

Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	38.86	64.87	0.87
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	38.82	64.87	0.87

(1)	Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Full year ended (unaudited)
	December 31, 2020	December 31, 2021	December 31, 2021
	RUB(1)	RUB	USD
Continuing operations
Revenue:	40,622	41,135	553.7
Payment processing fees	34,326	33,397	449.5
Interest revenue calculated using the effective interest rate	2,390	3,453	46.5
Fees from inactive accounts and unclaimed payments	1,952	1,771	23.8
Other revenue	1,954	2,514	33.8

Operating costs and expenses:	(26,558)	(29,130)	(392.1)
Cost of revenue (exclusive of items shown separately below)	(16,494)	(18,022)	(242.6)
Selling, general and administrative expenses	(2,733)	(3,228)	(43.4)
Personnel expenses	(6,108)	(6,390)	(86.0)
Depreciation and amortization	(1,101)	(1,130)	(15.2)
Credit loss expense	(90)	(336)	(4.5)
Impairment of non-current assets	(32)	(24)	(0.3)
Profit from operations	14,064	12,005	161.6

Gain on disposal of an associate	-	8,177	110.1
Share of gain of an associate and a joint venture	663	306	4.1
Foreign exchange gain/(loss), net (2)	(199)	(29)	(0.4)
Interest income and expenses, net	(68)	92	1.2
Other income and expenses, net	(95)	65	0.9
Profit before tax from continuing operations	14,365	20,616	277.5
Income tax expense	(3,119)	(3,080)	(41.5)
Net profit from continuing operations	11,246	17,536	236.0

Discontinued operations
Loss after tax from discontinued operations	(2,308)	-	-
Net profit	8,938	17,536	236.0
Attributable to:
Equity holders of the parent	8,842	17,399	234.2
Non-controlling interests	96	137	1.8

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	229	(12)	(0.2)
Net loss recycled to profit or loss upon disposal	45	-	-
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	32	(204)	(2.7)
Net gains recycled to profit or loss upon disposal	(47)	(2)	(0.0)
Total other comprehensive income/(loss), net of tax	259	(218)	(2.9)
Total comprehensive income, net of tax	9,197	17,318	233.1
Attributable to:
Equity holders of the parent	9,092	17,181	231.3
Non-controlling interests	105	137	1.8

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	142.04	278.68	3.75
Diluted, profit attributable to ordinary equity holders of the parent	141.66	278.59	3.75

Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	179.11	278.68	3.75
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	178.64	278.59	3.75

(1)	Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation.
(2)	Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Full year ended (unaudited)
	December 31, 2020	December 31, 2021	December 31, 2021
	RUB	RUB	USD(1)
Operating activities
Profit before tax from continuing operations	14,365	20,616	277.5
Loss before tax from discontinued operations	(2,509)	-	-
Profit before tax	11,856	20,616	277.5
Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	1,266	1,130	15.2
Foreign exchange loss, net	224	29	0.4
Interest income, net	(2,693)	(3,040)	(40.9)
Сredit loss expense	870	336	4.5
Share of gain of an associate and a joint venture	(663)	(306)	(4.1)
Loss on forward contract to sell Sovest loans’ portfolio	712	-	-
Share-based payments	43	8	0.1
Gain on disposal of an associate	-	(8,177)	(110.1)
Impairment of non-current assets	134	24	0.3
Loss from initial recognition	27	-	-
Other	1	(100)	(1.3)
Net cash generated from operating activities before changes in working capital	11,777	10,520	141.6
Changes in operating assets and liabilities:
(Increase)/decrease in trade and other receivables	(854)	394	5.3
(Increase)/decrease in other assets	(308)	(175)	(2.4)
Increase/(decrease) in customer accounts and amounts due to	(10,240)	(4,670)	(62.9)
Increase in accounts payable and accruals	1,242	(6,228)	(83.8)
(Decrease)/Increase in other liabilities	-	1,491	20.1
Increase/(decrease) in loans issued from banking operations	4,023	(5,720)	(77.0)
Cash used in operations	5,640	(4,388)	(59.1)
Interest received	3,391	3,538	47.6
Interest paid	(508)	(559)	(7.5)
Income tax paid	(2,421)	(3,101)	(41.7)
Net cash flow generated from/(used in) operating activities	6,102	(4,510)	(60.7)
Investing activities
Cash received upon/(used in) business combination	(141)	(501)	(6.7)
Purchase of property and equipment	(260)	(302)	(4.1)
Proceeds from sale of an associate	-	4,947	66.6
Purchase of intangible assets	(176)	(213)	(2.9)
Proceeds from sale of fixed and intangible assets	124	11	0.1
Loans issued	(16)	(25)	(0.3)
Repayment of loans issued	51	162	2.2
Purchase of debt securities and deposits	(4,444)	(10,584)	(142.5)
Proceeds from sale and redemption of debt securities	3,230	3,737	50.3
Dividends received from an associate	153	532	7.2
Net cash used in investing activities	(1,479)	(2,236)	(30.1)
Financing activities
Proceeds/(repayment) from/(of) debt	4,921	(1,854)	(25.0)
Payment of principal portion of lease liabilities	(301)	(274)	(3.7)
Dividends paid to owners of the Group	(4,804)	(5,211)	(70.1)
Dividends paid to non-controlling shareholders	(74)	(78)	(1.0)
Other	(29)	-	-
Net cash used in financing activities	(287)	(7,417)	(99.8)
Effect of exchange rate changes on cash and cash equivalents	945	(186)	(2.5)
Net increase/(decrease) in cash and cash equivalents	5,281	(14,349)	(193.1)
Cash and cash equivalents at the beginning of the period	42,101	47,382	637.8
Cash and cash equivalents at the end of the period	47,382	33,033	444.6

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Net Revenue, Like-for-like Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, Like-for-like Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS.

Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, Like-for-like Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

We define non-IFRS financial measures as follows:

●	“Total Net Revenue” is calculated by subtracting cost of revenue from revenue.

●	“Like-for-like Total Net Revenue” as Revenue minus (1) Cost of revenue (exclusive of depreciation and amortization) (2) terminated Consumer Financial Services (SOVEST) segment net revenue (3) Rocketbank segment net revenue (4) 4Q 2020 TSUPIS and related acquiring services net revenue of RUB 626 million.

●	“Adjusted EBITDA” as Net profit plus: (1) depreciation and amortization (2) other income and expenses (3) foreign exchange gain/loss (4) gain on disposal of an associate (5) share of gain of an associate and a joint venture (6) Interest income and expenses (7) Offering expenses (8) loss from sale of Sovest loans’ portfolio (9) share-based payment expenses (10) impairment of non-current assets.

●	“Adjusted Net profit” as Net profit plus: (1) fair value adjustments recorded on business combinations and their amortization (2) impairment of non-current assets (3) share-based payment expenses (4) offering expenses (5) gain on disposal of an associate (6) loss from sale of Sovest loans’ portfolio (7) effect of taxation of the above items.

●	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by Total Net Revenue.

●	“Adjusted Net profit Margin” as Adjusted Net profit divided by Total Net Revenue.

Total Net Revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews Total Net Revenue. Like-for-like Total Net Revenue indicates net revenue trends for both years on comparable basis, excluding from the previous year revenues of terminated activities, such as (1) SOVEST, (2) Rocketbank, and (3) TSUPIS & related acquiring services (which terminated since 4Q 2021).

Adjusted EBITDA is a key measure used by management, is serves as a supplemental performance measure that facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss)/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of non-current assets), and certain one-time income and expenses (affecting other income, offering and related expenses, loss from sale of Sovest loan portfolio, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on disposals of subsidiaries and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

Payment Services segment payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process.

QIWI presents PS Payment segment breakdown by verticals and we define these measures as follows:

●	PS Payment Net Revenue is the Net Revenue consisting of the merchant and consumer fees collected for the payment transactions.

○	E-commerce payment net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants.

○	Financial Services payment net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies.

○	Money Remittance payment net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers.

○	Telecom payment net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers.

○	Other payment net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others.

●	PS Other Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services, fees for issuing bank guarantees and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	December 31,	December 31,	December 31,
	2020	2021	2021
	RUB	RUB	USD
Revenue	10,959	9,342	125.7
Minus: Cost of revenue (exclusive of depreciation and amortization)	4,717	3,858	51.9
Total Net Revenue	6,242	5,484	73.8
Segment Net Revenue
Payment Services Segment Revenue	10,276	8,340	112.3
PS Payment Revenue (1)	9,247	6,953	93.6
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization) (2)	4,205	3,303	44.5
PS Payment Adjusted Net Revenue	5,042	3,650	49.1
PS Other Revenue (3)	1,029	1,387	18.7
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization) (4)	260	232	3.1
PS Other Adjusted Net Revenue	769	1,155	15.6
Payment Services Segment Net Revenue	5,811	4,805	64.7
Corporate and Other Category Revenue	683	1,002	13.5
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	252	323	4.3
Corporate and Other Category Net Revenue	431	679	9.1
Total Segment Net Revenue	6,242	5,484	73.8

Revenue	10,959	9,342	125.7
Minus: Cost of revenue (exclusive of depreciation and amortization)	4,717	3,858	51.9
Total Net Revenue	6,242	5,484	73.8
Minus: 4Q 2020 TSUPIS and related acquiring services net revenue	626	-	-
Like-for-like Total Net Revenue	5,615	5,484	73.8

Net Profit	2,459	4,113	55.4
Plus:
Depreciation and amortization	299	282	3.8
Other income and expenses, net	89	(107)	(1.4)
Foreign exchange (gain)/loss, net	94	(10)	(0.1)
Gain on disposal of an associate(6)	-	(1,964)	(26.4)
Share of gain of an associate and a joint venture	(168)	-	-
Interest income and expenses, net	11	(117)	(1.6)
Income tax expenses	866	466	6.3
Offering expenses	6	-	-
Share-based payment expenses	(42)	-	-
Impairment of non-current assets	-	-	-
Adjusted EBITDA	3,614	2,663	35.8
Adjusted EBITDA margin	57.9%	48.6%	48.6%

Net profit	2,459	4,113	55.4
Fair value adjustments recorded on business combinations and their amortization(5)	81	(11)	(0.1)
Share-based payment expenses	(42)	-	-
Offering expenses	6	-	-
Loss on disposal of subsidiary	42	-	-
Gain on disposal of an associate(6)	-	(1,964)	(26.4)
Loss from sale of Sovest loans’ portfolio	-	-	-
Effect of taxation of the above items	(27)	(14)	(0.2)
Adjusted Net Profit	2,519	2,124	28.6
Adjusted Net Profit per share:
Basic	40.36	34.02	0.46
Diluted	40.32	34.01	0.46
Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,410	62,434	62,434
Diluted	62,470	62,454	62,454

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(2)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services, fees for issuing bank guarantees and advertising.
(4)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: bank guarantees expenses, interest expenses related to issued bonds, costs of sms notification, advertising commissions.
(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT and Rapida.
(6)	Gain on disposal of an associate in the 4Q 2021 in the amount of RUB 1,964 million ($26.4 million) was a result of additional accrual made for Tochka performance adjustment gain contingent on its earnings results for the year 2021.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Full year ended (unaudited)
	December 31,	December 31,	December 31,
	2020	2021	2021
	RUB(1)	RUB	USD
Revenue (2)	43,236	41,135	553.7
Minus: Cost of revenue (exclusive of depreciation and amortization) (3)	17,258	18,022	242.6
Total Net Revenue	25,978	23,113	311.1
Segment Net Revenue
Payment Services Segment Revenue	38,490	37,934	510.6
PS Payment Revenue (4)	34,326	33,397	449.5
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization) (5)	14,777	15,890	213.9
PS Payment Adjusted Net Revenue	19,549	17,507	235.6
PS Other Revenue (6)	4,164	4,537	61.1
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization) (7)	1,075	944	12.7
PS Other Adjusted Net Revenue	3,089	3,593	48.4
Payment Services Segment Net Revenue	22,637	21,100	284.0
Consumer Financial Services Segment Revenue	1,198	-	-
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	132	-	-
Consumer Financial Services Segment Net Revenue	1,066	-	-
Rocketbank Revenue	1,151	-	-
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	603	-	-
Rocketbank Net Revenue	548	-	-
Corporate and Other Category Revenue	2,397	3,201	43.1
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	670	1,188	16.0
Corporate and Other Category Net Revenue	1,727	2,013	27.1

Total Segment Net Revenue	25,978	23,113	311.1

Revenue	43,236	41,135	553.7
Minus: Cost of revenue (exclusive of depreciation and amortization)	17,258	18,022	242.6
Total Net Revenue	25,978	23,113	311.1
Minus: terminated Consumer Financial Services segment net revenue	1,066	-	-
Minus: terminated Rocketbank segment net revenue	548	-	-
Minus: 4Q 2020 TSUPIS and related acquiring services net revenue	626	-	-
Like-for-like Total Net Revenue	23,738	23,113	311.1

Net Profit	8,938	17,536	236.0
Plus:
Depreciation and amortization	1,266	1,130	15.2
Other income and expenses, net	95	(65)	(0.9)
Other expenses
Foreign exchange (gain)/loss, net	224	29	0.4
Gain on disposal of an associate(9)	-	(8,177)	(110.1)
Share of gain of an associate and a joint venture	(663)	(306)	(4.1)
Impairment of intangible assets
Interest income
Interest income and expenses, net	99	(92)	(1.2)
Income tax expenses	2,918	3,080	41.5
Offering expenses	71	-	-
Loss from sale of Sovest loans’ portfolio	712	-	-
Share-based payment expenses	43	8	0.1
Gain from disposal of subsidiaries			#DIV/0!
Impairment of non-current assets	134	24	0.3
Adjusted EBITDA	13,837	13,167	177.2
Adjusted EBITDA margin	53.3%	57.0%	57.0%

Net profit	8,938	17,536	236.0
Fair value adjustments recorded on business combinations and their amortization(8)	337	241	3.2
Impairment of non-current assets	134	24	0.3
Share-based payment expenses	43	8	0.1
Offering expenses	71	-	-
Loss on disposal of subsidiary	42
Gain on disposal of an associate(9)	-	(8,177)	(110.1)
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary
public offering (10)			-
Loss from sale of Sovest loans’ portfolio	712	-	-
Effect of taxation of the above items	27	(38)	(0.5)
Adjusted Net Profit	10,304	9,594	129.1
Adjusted Net Profit per share:
Basic	165.52	153.67	2.07
Diluted	165.08	153.62	2.07
Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,251	62,434	62,434
Diluted	62,416	62,454	62,454

(1)	The results presented in Reconciliation differ from IFRS results due to Rocketbank and CFS results are presented as discontinued operations in IFRS.
(2)	Including revenue from discontinued operations of RUB 2,614 million for the full year ended December 31, 2020.
(3)	Including cost of revenue from discontinued operations of RUB 764 million for the full year ended December 31, 2020.
(4)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(5)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(6)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services, fees for issuing bank guarantees and advertising.
(7)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: bank guarantees expenses, interest expenses related to issued bonds, costs of sms notification and advertising commissions.
(8)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT and Rapida.
(9)	Gain on disposal of Tochka associate is expected to reach RUB 8.2 billion ($110.1 million) including (i) base deal amount of RUB 4.95 billion, (ii) accrued discounted performance adjustment gain contingent on Tochka’s earnings for the year 2021 in the amount of RUB 4.65 billion, (iii) dividends received in 3Q in the amount of RUB 0.5 billion, and (iv) less carrying amount of disposed investment in the amount of RUB 1.95 billion. Contingent amount of RUB 4.85 billion is expected to be received in 2Q 2022.